                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number
                                                                      ------

  (Check One)
  / / Form 10-K and Form 10-KSB   /X/ Form 10-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended:  December 31, 2000
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant  EBS Building, L.L.C.
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Former name if applicable
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c/o PricewaterhouseCoopers LLP, 800 Market Street
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Address of principal executive office (Street and number)



St. Louis, Missouri 63101-2695
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City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is in the process of renegotiating its current line of credit and locating additional finaicing necessary to cover expenses related to a new tenant lease. The results of the renegotiation and search for additional financing may significantly impact the discussions in the 10-K filing. Furthermore, due to the on-going negotiations regarding the registrant's line of credit and possible additional financing, the regiatrant's independent auditors, Rubin Brown Gornstein & Co LLP, have been unable to complete their audit procedures and furnish the required audit opinion.

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

     Keith F. Cooper                 (678)                    419-8809
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /x / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /  / Yes / x/ No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              EBS BUILDING, L.L.C.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                             /s/ Keith F. Cooper, Partner
Date March 30, 2001      By  PricewaterhouseCoopers LLP, as Manager
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          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

March 30, 2001

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities and Exchange Act of 1934 and in satisfaction of item (c) of Part II of From 12b-25.

We are the independent auditors of EBS Building, L.L.C. (the "Registrant"). We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. Because the Registrant is renegotiating its line of credit with its principal lender and seeking additional financing which would significantly impact the disclosures in the 10-K filing, we will be unable to complete or audit procedures and furnish the required opinion until we are able to analyze the Registrant's renegotiated financial arrangements.

Very truly yours,


/s/ Rubin Brown Gornstein & Co LLP


Rubin Brown Gornstein & Co LLP













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